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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                Semele Group Inc.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                   8166 18 201
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                                 (CUSIP Number)

         James A. Coyne, Executive Vice President, Equis Financial Group
                  200 Nyala Farms, Westport, Connecticut 06880
                                 (203) 341-0555
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 20, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                Page 2 of 6 Pages
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---------- ---------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           James A. Coyne
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                    (b) / /

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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS
           OO

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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        / /

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

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                            7.    SOLE VOTING POWER
                                  238,051
        NUMBER OF
          SHARES            ----- ----------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None
          EACH
        REPORTING           ----- ----------------------------------------------
         PERSON             9.    SOLE DISPOSITIVE POWER
          WITH                    238,051

                            ----- ----------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  None

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           238,051

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.9%

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14.        TYPE OF REPORTING PERSON
           IN

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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                Page 3 of 6 Pages
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Item 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware corporation ("Semele"), and amends a Schedule 13D filed on May 16, 2000, to correct certain share information. The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by the following reporting person (the "Reporting Person"):

         James A. Coyne. Mr. Coyne is President and Chief Operating Officer of Semele. Mr. Coyne is also Executive Vice President/Capital Markets of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis"). Equis is engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Coyne's business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Coyne is a U.S. citizen.

         During the last five years, the Reporting Person was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Coyne as of April 20, 2000, acquired 171,700 shares of Common Stock of Semele in exchange for 8 shares of the Voting Common Stock and 144 shares of the Non-Voting Common Stock, each $.01 par value per share, of Equis II Corporation, a Delaware corporation ("Equis II"). Mr. Coyne's acquisition was part of a larger transaction in which Semele on April 20, 2000, acquired from the stockholders of Equis II the 15% of Equis II that Semele did not already own in exchange for an aggregate of 510,000 shares of Semele Common Stock. The other selling Equis II stockholders were Gary D. Engle, Chairman and Chief Executive Officer of Semele and President and Chief Executive Officer of Equis, and four trusts for the benefit of Mr. Engle's children, of which Mr. Engle's brother serves as trustee.

         Previously, on December 22, 1999, Semele had acquired 85% of Equis II from the Equis II stockholders for approximately $19.6 million. Semele had an option to acquire the remaining 15% of Equis II in exchange for 510,000 shares of the Common Stock of Semele, which it could only exercise if the approval of the stockholders of Semele for the payment in shares was obtained. Stockholder approval was obtained on March 6, 2000. On April 19,



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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                Page 4 of 6 Pages
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2000, the closing price of a share of Semele Common Stock on the Nasdaq Small
Cap Market was $4.625 per share.

         None of the 171,700 shares of Semele Common Stock acquired by Mr. Coyne was registered under the Securities Act of 1933.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Coyne acquired the shares of Semele Common Stock in connection with Semele's acquisition of Equis II, the purpose of which was to provide Semele with access to additional capital, to diversify Semele's asset base and to provide it with a larger asset base over which it could amortize its fixed costs. Mr. Coyne agreed to the payment of the purchase price for 15% of Equis II in Semele Common Stock because he believes the Common Stock to be an attractive investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this statement, Mr. Coyne beneficially owns 238,051 shares of Semele Common Stock, representing approximately 13.9% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Coyne include 174,700 shares owned directly and 63,351 shares owned by the trustee of a rabbi trust for the benefit of Mr. Coyne, which represent salary deferred by Mr. Coyne through April 30, 2000.

         Mr. Coyne has the sole power to vote and dispose of, or to direct the vote and disposition of, the 174,700 shares owned by him individually. Mr. Coyne has the sole power to vote or to direct the vote of the 63,351 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares.

         There have been no transactions in Semele Common Stock by the Reporting Person during the 60-day period prior to the date of this statement, except as follows: On January 31, the trustee of the rabbi trust for the benefit of Mr. Coyne received from Semele 1,737 shares of Semele Common Stock for the benefit of Mr. Coyne, valued at $5.756 per share; on February 29, 2000, the trustee received 1,771 shares for the benefit of Mr. Coyne, valued at $5.647 per share; on March 31, 2000, the trustee received 1,781 shares for the benefit of Mr. Coyne, valued at $5.613 per share; and on April 28, 2000, the trustee received 2,157 shares for the benefit of Mr. Coyne, valued at $4.638 per share. All these shares represent salary deferred by Mr. Coyne during 2000.

         Except for the trustee of the rabbi trust for the benefit of Mr. Coyne, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of, the Semele Common Stock owned by the Reporting Person.


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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                Page 5 of 6 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Of the shares beneficially owned by Mr. Coyne, 63,351 shares are held by the trustee of a rabbi trust for the benefit of Mr. Coyne. These shares represent Mr. Coyne's salary from Semele, which he has elected to defer. Shares in the rabbi trust attributable to Mr. Coyne's salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Coyne are forfeited and returned to Semele if Semele terminates Mr. Coyne's employment for cause. Shares held in the rabbi trust for the benefit of Mr. Coyne will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradeable, Semele will redeem the shares in installments within three years at fair market value.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                Page 6 of 6 Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 19, 2000                        /s/ JAMES A. COYNE
                                    --------------------------
                                    James A. Coyne